Exhibit 99.66

F3 Hits 2.50% over 1.0m - Confirms High Grade Uranium Discovery at Tetra Zone

Kelowna, British Columbia--(Newsfile Corp. - July 7, 2025) - F3 Uranium Corp (TSXV: FUU) (OTCQB: FUUFF) (“F3” or “the Company”) is pleased to announce the assay results of Tetra Zone Discovery Hole PLN25-205 which returned a 1.0m high grade interval with 2.50% U3O8 within a 22.5m mineralized main interval averaging 0.26% U3O8 from 384.5m to 407.0m. A secondary mineralized zone above the main zone averaged 0.125% U3O8 over 3.5m from 377.5m to 381.0m.

Strong radioactivity in discovery hole PLN25-205 was first announced on April 15, 2025, on the Broach Lake Property, part of F3’s PLN Project. Drilling on the Tetra Zone is ongoing with one diamond drill and one sonic drill.

Tetra Zone Discovery Assay Highlights:

PLN25-205 (line 11310S):

●	0.5m @ 0.056% U3O8 (373.0m to 373.5m), and

●	3.5m @ 0.125% U3O8 (377.5m to 381.0m), and

●	22.5m @ 0.26% U3O8 (384.5m to 407.0m), including

●	0.5m @ 1.25% U3O8 (389.5m to 390.0m), and

●	1.0m @ 2.50% U3O8 (398.0m to 399.0m)

Map 1. Tetra Zone I Assay Results PLN25-205

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Table 1. Drill Hole Summary and Uranium Assay Results

Collar Information							Assay Results
Hole ID	Grid Line	Easting	Northing	Elevation	Az	Dip	From (m)	To (m)	Interval (m)	U3O8 weight %
PLN25-205	11310S	589327	6397941	583	46	-65	377.50	381.00	3.50	0.13
							384.50	407.00	22.50	0.26
						incl.	389.50	390.00	0.50	1.23
						also incl.	398.00	399.00	1.00	2.50
						further incl.	398.00	398.50	0.50	3.85

Samples from the drill core are split into half sections on site. Where possible, samples are standardized at 0.5m down-hole intervals. One-half of the split sample is sent to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) in Saskatoon, SK while the other half remains on site for reference. Analysis includes a 63 element suite including boron by ICP-OES, uranium by ICP-MS and gold analysis by ICP-OES and/or AAS.

The Company considers uranium mineralization with assay results of greater than 1.0 weight % U3O8 as “high grade” and results greater than 20.0 weight % U3O8 as “ultra-high grade”.

All depth measurements reported are down-hole and true thicknesses are yet to be determined.

About the Patterson Lake North Project:

The Company’s 42,961-hectare 100% owned Patterson Lake North Project (PLN) is located just within the south-western edge of the Athabasca Basin in proximity to Paladin’s Triple R and NexGen Energy’s Arrow high-grade uranium deposits, an area poised to become the next major area of development for new uranium operations in northern Saskatchewan. The PLN Project consists of the 4,074-hectare Patterson Lake North Property hosting the JR Zone Uranium discovery approximately 23km northwest of Paladin’s Triple R deposit, the 19,864-hectare Minto Property, and the 19,022-hectare Broach Property hosting the Tetra Zone, F3’s newest discovery 13km south of the JR Zone. All three properties comprising the PLN Project are accessed by Provincial Highway 955.

Qualified Person:

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 and approved on behalf of the company by Raymond Ashley, P.Geo., President & COO of F3 Uranium Corp, a Qualified Person. Mr. Ashley has reviewed and approved the data disclosed.

About F3 Uranium Corp.:

F3 Uranium is a uranium exploration company, focusing on the recently discovered high-grade JR Zone on its Patterson Lake North (PLN) Project in the Western Athabasca Basin. F3 Uranium currently has 3 properties in the Athabasca Basin: Patterson Lake North, Minto, and Broach. The western side of the Athabasca Basin, Saskatchewan, is home to some of the world’s largest high grade uranium deposits including Paladin’s Triple R and Nexgen’s Arrow.

Forward-Looking Statements

This news release contains certain forward-looking statements within the meaning of applicable securities laws. All statements that are not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, including statements regarding the suitability of the Properties for mining exploration, future payments, issuance of shares and work commitment funds, entry into of a definitive option agreement respecting the Properties, are “forward-looking statements.” These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

The TSX Venture Exchange and the Canadian Securities Exchange have not reviewed, approved or disapproved the contents of this press release, and do not accept responsibility for the adequacy or accuracy of this release.

F3 Uranium Corp.

750-1620 Dickson Avenue

Kelowna, BC V1Y9Y2

Contact Information

Investor Relations

Telephone: 778 484 8030

Email: ir@f3uranium.com

ON BEHALF OF THE BOARD

“Dev Randhawa”

Dev Randhawa, CEO

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